News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 30, 2023

Seabridge Gold's 2023 Iskut Drill Program Ramps Up

Focused on Making New Copper-Gold Porphyry Discoveries

Toronto, Canada...Seabridge Gold (TSX:SEA) (NYSE:SA) reports today that drilling has begun at its 100% owned Iskut property in Northwestern B. C.'s Golden Triangle.  Initial work is on the Snip North target and will then expand to the Bronson Slope target in coming weeks. The first of three helicopter-portable core drills has been mobilized to site and two other drills will arrive in coming weeks.  The 2023 Iskut program plans to complete 12 to 15 drill holes exceeding 12,000 meters.

Seabridge Chairman and CEO Rudi Fronk commented: "We are excited to get our program started early in the field season after last years success at Iskut.  At Snip North, we have extensive evidence of copper-gold mineralization in historical drilling and deep penetrating geophysical surveys.  As the season matures and snow melts, we'll move upslope, following a pronounced regional structural tend, to continue work below the Bronson Slope target.  Our team is enthusiastic that both these targets are new copper-gold rich porphyry systems. In addition, we think there is significant potential to expand the existing Bronson Slope mineral resource."

Regional geophysical surveys and surface geology continue to confirm a district scale structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the recognized mineral occurrences at Iskut are interpreted as high-level expressions of Cu-Au porphyry systems aligned along this regional structural trend.  The trend has similar characteristics to the one that hosts a cluster of porphyry systems Seabridge has defined at our nearby KSM project.

An MT survey that began last season is being expanded at Snip North.  This survey is investigating extensive sericite-pyrite alteration and Cu-Au geochemical anomalies in sedimentary rocks identified by 32 shallow diamond core holes previous operators drilled.  Deeper drilling is planned to identify the source of this alteration and related copper-gold concentrations.  The initial objective is to complete 3,500 meters of drilling in three to four holes at Snip North, which could then be expanded depending on results.

The main part of the 2023 program will continue the drilling below the Bronson Slope resource which started last year and discovered a large, steeply plunging quartz-magnetite breccia pipe with clear indications of being sourced from hydrothermal eruptions out of an intrusion. The copper and gold concentrations within and on the margins of this breccia pipe are evidence the source intrusion could host a significant mineral system. Results from drilling in 2022 also identified copper and gold grades in sedimentary rocks outside of the Bronson Slope mineral resource.  Resource expansion potential will be evaluated from results in the shallow parts of holes targeting the deeper breccia pipe and its intrusive source.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge exploration campaigns. This program includes blank, duplicate and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Bronson Slope and Snip North targets being new copper-gold rich porphyry systems; (ii) the significant potential to expand the existing Bronson Slope mineral resource; and (iii) 2023 Iskut program completing 12 to 15 drill holes exceeding 12,000 meters, including 3,500 meters of drilling in three to four holes at Snip North.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge 's plans or expectations include the risk that the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models on which they are based that are the foundations for such forward-looking statements, regulatory and program execution issues, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net